SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 4


                                       TO


                                      FORM


                                     N-8B-2


                               File No. 811-08293


           REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS WHICH ARE
                          CURRENTLY ISSUING SECURITIES


                                  June 18, 2001


                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940


                 SCHWAB TRUSTS, SCHWAB TEN TRUST, 2001 SERIES B
                             (AND SUBSEQUENT SERIES)
                      and any other future trusts for which
                        Charles Schwab & Co., Inc. and/or
                   Investec Ernst & Company act as Depositors

                ------------------------------------------------

                               Name of Registrant

                             One Battery Park Plaza
                            New York, New York 10004
                ------------------------------------------------

                   Address and Principal Office of Registrant

  X    Not the issuer of periodic payment plan certificates.
-----
       Issuer of periodic payment plan certificates.
-----

Amended items 1, 2, 3, 6, 23, 25, 27, 28, 29 and 59.

I.    ORGANIZATION AND GENERAL INFORMATION

            1.    (a)   Furnish name of the trust and the Internal Revenue
Service Employer Identification Number.

                  Schwab Trusts, Schwab Ten Trust, 2001 Series B (and Subsequent Series) and any other future trusts for which Charles Schwab & Co., Inc. and/or Investec Ernst & Company act as sponsors.

                  The Trust has no Internal Revenue Service Employer Identification Number.

            (b) Furnish title of each class or series of securities issued by the trust.

                            CERTIFICATE OF OWNERSHIP
                                 --evidencing--
                              An Undivided Interest
                                     --in--

                 Schwab Trusts, Schwab Ten Trust, 2001 Series B
                             (and Subsequent Series)

            2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.


Charles Schwab & Co., Inc.            Investec Ernst & Company
101 Montgomery Street                 One Battery Park Plaza
San Francisco, California 94104       New York, New York 10004
Internal Revenue Service              Internal Revenue Service
Employer Identification               Employer Identification
Number: 94-1737782                    Number:   13-3732556

            3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

            Trustee:
            -------

The Chase Manhattan Bank             The Bank of New York
4 New York Plaza                     101 Barclay Street
New York, New York 10004             New York, New York 10286
Internal Revenue Service             Internal Revenue Service
Employer Identification              Employer Identification
Number:  13-4994650                  Number:  13-5160382

            6.    (a)   Furnish the dates of execution and termination of any
indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                  The form of Trust Indenture and Agreement among Charles Schwab & Co., Inc. and Investec Ernst & Company, as Depositors and The Bank of New York, as Trustee, to be employed by the Trust will be filed as Exhibit 99.1.1.1 to the Registration Statement on Form S-6 of the Trust.

                  The Indenture will be dated the initial date of deposit of the securities in Schwab Trusts, Schwab Ten Trust, 2001 Series B and shall terminate no later than the disposition of the last security purchased by the Trust but no later than the Mandatory Termination Date which is approximately fifteen months from the initial date of deposit.

                  Substantially identical but separate Reference Trust Agreements will be executed for each Series of Trusts between the Depositors and Trustee. The respective Reference Trust Agreements shall be dated the initial date of deposit of the underlying securities for each Series and shall terminate on the date of disposition of the last security held in the Trust portfolio but no later than the Mandatory Termination Date which is approximately thirteen months from the initial date of deposit.

            (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payment on securities issued or to be issued by the trust are held by the custodian or trustee.

                  See Item 6(a) above.

            23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

                  Investec Ernst & Company and its directors, officers and employees are covered by a Stockbrokers Blanket Bond Standard Form 14 in the amount of $15,000,000.

                  Charles Schwab & Co., Inc. and its directors, officers and employees are covered by a Stockbrokers Comprehensive Crime and Computer Crime Bond in the amount of $110,000,000 aggregate.

II.   ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR
      -----------------------------------------------------------

      Organization and Operations of Depositor
      ----------------------------------------

            25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

                  Charles Schwab & Co., Inc. is a Corporation organized in 1971 under the laws of the State of California.

                  Investec Ernst & Company is a Corporation organized in 1993 under the laws of the State of Delaware.

            27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

                  See "Administration of the Trusts - The Sponsor" in Exhibit
                  2. Each of the Depositors is engaged in the underwriting and securities brokerage business and is a member of the National Association of Securities Dealers, Inc. Charles Schwab & Co., Inc. is a member of the New York Stock Exchange and the Pacific Stock Exchange.

      Officials and Affiliated Persons of Depositor
      ---------------------------------------------

            28.   (a)   Furnish as at latest practicable date the following
information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

                  With respect to Charles Schwab & Co., Inc. see Form BD No. 8-16514 for Charles Schwab & Co., Inc., which is incorporated herein by reference.

                  With respect to Investec Ernst & Company reference is made to Exhibit F. I. hereto.

            (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                  With respect to Charles Schwab & Co., Inc. see Form BD No. 8-16514 for Charles Schwab & Co., Inc., which is incorporated herein by reference.

                  With respect to Investec Ernst & Company reference is made to Exhibit F. II. hereto.

      Companies Owning Securities of Depositor
      ----------------------------------------

            29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

                  With respect to Charles Schwab & Co., Inc. see Form BD No. 8-16514 for Charles Schwab & Co., Inc., which is incorporated herein by reference.

                  With respect to Investec Ernst & Company reference is made to Exhibit F. III. hereto.

III.  FINANCIAL AND STATISTICAL INFORMATION
      -------------------------------------

            59.    Financial Statements filed herewith:

            (c)(1) Balance Sheet of each of the Depositors for their last fiscal year.

                   With respect to Charles Schwab & Co., Inc. incorporated by reference to Form 10-K filed on March 28, 2001 (SEC File Number 001-09700).

                   With respect to Investec Ernst & Company reference is made to Form X-17A-5 Part III included as Exhibit G hereto.

            (c)(2) Profit and Loss Statement and Statement of Surplus for each of the Depositors for their last fiscal year.

                   With respect to Charles Schwab & Co., Inc. incorporated by reference to Form 10-K filed on March 28, 2001 (SEC File Number 001-09700).

                   With respect to Investec Ernst & Company reference is made to Form X-17A-5 Part III included as Exhibit G hereto.

                                   SIGNATURES
                                   ----------

            Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this Registration Statement to be duly signed on behalf of the registrant in the City and State of New York, on the 18th day of June, 2000.

                              SCHWAB TRUSTS, SCHWAB TEN TRUST,
                              2001 SERIES B
                              (and SUBSEQUENT SERIES)

                              By:   CHARLES SCHWAB & CO., INC.


                                    By:   /s/ JANA THOMPSON
                                         -------------------------
                                         Name:  Jana Thompson
                                         Title: Vice President




Attest: /s/ MARTIN BRIESACH
        ----------------------
        Name:  Martin Briesach
        Title: Director


                            INVESTEC ERNST & COMPANY

                                    By:  /s/ PETER J. DEMARCO
                                         -------------------------
                                         Name:  Peter J. DeMarco
                                         Title: Vice President





Attest: /s/ TED LOCKE
        ----------------------
        Name:  Ted Locke
        Title: Secretary

                                  IV. EXHIBITS
                                      --------

No.         Description
---         -----------

1. Form of Trust Indenture and Agreement (filed as Exhibit 99.1.1.1 to the Registration Statement on Form S-6 of the Trust).

2. Form of Prospectus for the Trust (filed with Registration Statement on Form S-6 of the Trust).

3. Third Restated Certificate of Incorporation of Charles Schwab & Co., Inc., as amended on May 6, 1996 (filed as Exhibit 3.7 to Form 10-Q SEC File No. 001-09700 on November 13, 1996 and incorporated herein by reference).

4. Second Restated Bylaws of Charles Schwab & Co., Inc., as amended on July 17, 1996 (filed as Exhibit 3.8 to Form 10-Q SEC File No. 001-09700 on November 13, 1996 and incorporated herein by reference).

5. Certificate of Incorporation, Amended and Restated Certificate of Incorporation and Certificate of Amendment of Investec Ernst & Company (filed as Exhibit 99.1.3.5 to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of the Trust dated on May 18, 2001, and incorporated herein by reference).

6. Bylaws of Investec Ernst & Company (filed as Exhibit 99.1.3.6 to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of the Trust dated on May 18, 2001, and incorporated herein by reference).


Exhibit F.

Exhibit G.

                                    EXHIBIT F
                                    ---------


                                                             As of June 18, 2001


I. Information as to each officer, director or partner of Investec Ernst & Company, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of Investec Ernst & Company

---------------------------------------------------------------------------
Name                     Title             Business Address
---------------------------------------------------------------------------
William P. Behrens       Chief Executive   Investec Ernst & Company
                         Officer,          One Battery Park Plaza
                         Chairman and      New York, NY 10004
                         Director
---------------------------------------------------------------------------

---------------------------------------------------------------------------
Hugh Herman              Vice Chairman     Investec Group Ltd.,
                         and Director      100 Grayston Drive,
                                           Sandown, Sandton, 2196,
                                           South Africa
---------------------------------------------------------------------------

---------------------------------------------------------------------------
S. Derek Solomon         Director          Investec Ernst & Company
                                           One Battery Park Plaza
                                           New York, NY 10004
---------------------------------------------------------------------------

---------------------------------------------------------------------------
J. William Burdett       Director          Level 3, Rialto North Tower
                                           525 Collins Street
                                           Melbourne, VIC 3000
                                           Australia
---------------------------------------------------------------------------

---------------------------------------------------------------------------
Bernard Kantor           Director          Investec Group Ltd.,
                                           100 Grayston Drive,
                                           Sandown, Sandton, 2196,
                                           South Africa
---------------------------------------------------------------------------

---------------------------------------------------------------------------
Daniel J. Cristofano     Director          Investec Ernst & Company
                                           One Battery Park Plaza
                                           New York, NY 10004
---------------------------------------------------------------------------

---------------------------------------------------------------------------
Stephen Koseff           Director          Investec Ernst & Company
                                           One Battery Park Plaza
                                           New York, NY 10004
---------------------------------------------------------------------------

---------------------------------------------------------------------------
Scott Rosenblum Esq.     Director          Kramer Levin
                                           Naftalis & Frankel LLP
                                           919 Third Avenue, 39th Floor
                                           New York, NY 10022
---------------------------------------------------------------------------

---------------------------------------------------------------------------
Mark B. Segall           Director, Senior  Investec Ernst & Company
                         Vice President    One Battery Park Plaza
                         (Investment       New York, NY 10004
                         Banking)
---------------------------------------------------------------------------

---------------------------------------------------------------------------
John J. Murabito         Chief Operating   Investec Ernst & Company
                         Officer, Senior   One Battery Park Plaza
                         Vice President    New York, NY 10004
---------------------------------------------------------------------------

---------------------------------------------------------------------------
Steven J. Paraggio       Chief Financial   Investec Ernst & Company
                         Officer, Senior   One Battery Park Plaza
                         Vice President    New York, NY 10004
---------------------------------------------------------------------------

---------------------------------------------------------------------------
Martin Schlow            Senior Vice       Investec Ernst & Company
                         President,        One Battery Park Plaza
                         Operations        New York, NY 10004
---------------------------------------------------------------------------

---------------------------------------------------------------------------
Frank A. Magnani         Senior Vice       Investec Ernst & Company
                         President         One Battery Park Plaza
                                           New York, NY 10004
---------------------------------------------------------------------------

---------------------------------------------------------------------------
Michael Rabinowitz       Senior Vice       Investec Ernst & Company
                         President         One Battery Park Plaza
                                           New York, NY 10004
---------------------------------------------------------------------------

---------------------------------------------------------------------------
Ted Locke                Secretary         Investec Ernst & Company
                                           One Battery Park Plaza
                                           New York, NY 10004
---------------------------------------------------------------------------

As of the date hereof, none of the referenced persons own 5% or more of Investec Ernst & Company.

As of the date hereof, none of the referenced persons own any Units of the Trust.

II. The business experience during the last five years of each officer and director of Investec Ernst & Company

William P. Behrens - Chairman, Chief Executive Officer and Director of Investec Ernst & Company since 1999. Mr. Behrens also served as Chief Executive Officer of Ernst & Company, Division of Investec Bank Ltd., South Africa, since 1998 and served as Chairman of the Board and Chief Executive Officer of Ernst & Company since 1993.

Hugh Herman - Vice Chairman and Director of Investec Ernst & Company since 2000. Mr. Herman previously served as Chairman of Investec Ernst & Company and has been with the Investec Group since 1994. Mr. Herman currently serves as a director of Investec Holdings Limited, Investec Bank (UK) Limited, Fedsure Holdings Limited, Pick 'n Pay Holdings Limited and Pick 'n Pay Stores Limited.

S. Derek Solomon - Director of Investec Ernst & Company since 1998. Mr. Solomon also serves as the Chief Executive Officer of Investec USA Holdings Corp. Prior to joining the Investec Group in 1997, Mr. Solomon served as the Chief Operating Officer of Quadrant Management Inc., a restructuring company.

J. William Burdett - Director of Investec Ernst & Company since 1998. Mr. Burdett also serves as Principal and Chief Executive Officer of Burdett, Buckridge & Young, a securities brokerage firm in Australia.

Bernard Kantor - Director of Investec Ernst & Company since 1998. Mr. Kantor also serves as Director of Investec Holdings Limited, Investec Bank (UK) and Investec Clali Bank Limited. Since he joined the Investec Group in 1980, Mr. Kantor has served as the Positions Manager of the Trading Division, Marketing Manager and Chief Operating Officer.

Daniel J. Cristofano - Director of Investec Ernst & Company since 1998. Mr. Cristofano joined Investec Ernst & Company in 1986 and has served as the President and Chief Operating Officer until his retirement in 2001. Mr. Cristofano is a 40 year veteran of the securities industry and has served on the Board of Directors of the New York Stock Exchange and the NASD's Board of Governors.

Stephen Koseff - Director of Investec Ernst & Company since 1998. Mr. Koseff joined the Investec Group in 1980 and has served as Chief Accounting Officer and General Manager of Banking, Treasury and Merchant Banking. Mr. Koseff currently serves as a Director of Investec Holdings Limited, Investec Bank (UK) Limited, Investec Clali Bank Limited, Fedsure Holdings Limited and the Bidvest Group.

Scott S. Rosenblum - Director of Investec Ernst & Company since 2001. Mr. Rosenblum is also a Partner at the law firm of Kramer Levin Naftalis & Frankel LLP where he has served as Managing Partner from 1994 to 2000.

Mark B. Segall - Senior Vice President (Investment Banking) and Director of Investec Ernst & Company since 1999. Prior to joining Investec Ernst & Company in 1999, Mr. Segall was a Partner at the law firm of Kramer Levin Naftalis & Frankel LLP.

John J. Murabito - Chief Operating Officer and Senior Vice President of Investec Ernst & Company since 2001. Prior to joining Investec Ernst & Company in 1999, Mr. Murabito served as Managing Director of Information Technology at the National Securities Clearing Corporation. Prior to his position with NSCC, Mr. Murabito was a principal with Weiss, Peck & Greer Investments.

Steven J. Paraggio - Chief Financial Officer and Senior Vice President of Investec Ernst & Company since 1998. Prior to joining Investec Ernst & Company in 1994, Mr. Paraggio was Senior Manager with Coopers & Lybrand.

Martin Schlow - Director of Operations and Senior Vice President of Investec Ernst & Company since 1993.

Frank A. Magnani - Senior Vice President (Global Marketing & Sales) of Investec Ernst & Company since 1999. Prior to joining Investec Ernst & Company, Mr. Magnani served as a Managing Director of Israel A. Englander & Co. Prior to this position, Mr. Magnani served as Vice President and Officer of the American Stock Exchange.

Michael Rabinowitz - Senior Vice President (Private Client Group) of Investec Ernst & Company since 1999. Mr. Rabinowitz joined Investec Ernst & Company in 1999 through the acquisition of Stuart, Coleman & Co., Inc. where he previously served as Vice Chairman and Chief Financial Officer. Prior to joining Stuart, Coleman & Co., Inc., Mr. Rabinowitz served as Controller of Phillips, Appel and Walden, Inc., a NYSE member firm.

Ted Locke - Secretary of Investec Ernst & Company since 2001. Mr. Locke joined Investec Ernst & Company in 2000 and also serves as Deputy General Counsel. Prior to joining Investec Ernst & Company, Mr. Locke practiced law with the law firm of Brown & Wood LLP from 1998 to 2000. Prior to Brown & Wood LLP, Mr. Locke practiced law with the law firm of Sidley & Austin from 1995 to 1998.

III. Each Company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of Investec Ernst & Company


Investec USA Holdings Corp.                 100% direct ownership of the
                                            Depositor

Investec Gibraltar Ltd.                     100% direct ownership of
                                            Investec USA Holdings Corp.

Investec Group Ltd.                         100% direct ownership of
100 Grayston Drive                          Investec Gibraltar Ltd.
Sandown, Sandton, 2196
South Africa

                                    EXHIBIT G
                                    ---------

                            Investec Ernst & Company

                        Statement of Financial Condition

                            Year ended March 31, 2000


Assets
Cash and cash equivalents                                        $     1,665,074
Receivables from brokers, dealers and clearing organizations         973,132,084
Receivables from customers                                           795,511,077
Securities owned, at market value                                     12,493,986
Exchange membership--contributed for use of the Company,
at market value                                                        2,000,000
Exchange memberships--owned by the Company, at cost
(market value $6,017,000)                                              5,783,000
Goodwill                                                              40,335,951
Other assets                                                          18,405,786
                                                                 ---------------
Total assets                                                     $ 1,849,326,958
                                                                 ===============

Liabilities and stockholder's equity
Short-term borrowings                                            $    12,740,583
Short-term bank loans                                                 95,347,710
Payables to brokers, dealers and clearing organizations              989,852,654
Payables to customers                                                574,622,599
Securities sold, not yet purchased, at market value                    3,686,584
Accrued expenses and other liabilities                                33,733,449
                                                                 ---------------
                                                                 $ 1,709,983,579
                                                                 ===============

Subordinated liabilities                                              46,784,177
                                                                 ---------------

Stockholder's equity:
   Common stock, $.01 par value; 100 shares authorized; 10                     -
   shares outstanding
   Additional paid-in capital                                         73,910,275
   Retained earnings                                                  18,648,927
                                                                 ---------------
Total stockholder's equity                                            92,559,202
                                                                 ---------------
Total liabilities and stockholder's equity                       $ 1,849,326,958
                                                                 ===============

The accompanying notes are an integral part of these financial statements.

                            Investec Ernst & Company

                               Statement of Income

                            Year ended March 31, 2000


Revenues
Commissions                                                $   52,914,694
Clearing and execution fees                                    36,411,542
Firm trading                                                   11,067,258
Gain on sale of partnership interest                           25,000,000
Interest                                                       54,519,548
Other                                                           5,021,409
                                                           ---------------
Total Revenues                                                184,934,451
                                                           ---------------

Expenses
Employee compensation and benefits                         $   67,099,630
Floor brokerage and clearing                                   11,904,715
Interest                                                       35,439,419
Communications and service bureau                              16,003,595
Occupancy and equipment                                         5,323,101
Professional services                                           7,270,827
Other                                                           8,097,341
                                                           ---------------
Total expenses                                                151,138,628
                                                           ---------------

Income before provision for income taxes                       33,795,823
Provision for income taxes                                     16,964,000
                                                           ---------------
Net income                                                 $   16,831,823
                                                           ===============

The accompanying notes are an integral part of these financial statements.

                            Investec Ernst & Company

                Statement of Changes in Subordinated Liabilities

                            Year ended March 31, 2000


                                             10% Subordinate  Contributed     Total
                               Subordinated    Convertible     Exchange    Subordinated
                                  Loans         Debenture     Membership   Liabilities
----------------------------------------------------------------------------------------
Balances at March 27, 1999     $20,000,000      $4,784,177    $2,000,000   $26,784,177
Subordinated loan from          20,000,000                                  20,000,000
Investec Group
                               --------------------------------------------------------
Balances at March 31, 2000     $40,000,000      $4,784,177    $2,000,000   $46,784,177
                               ========================================================

The accompanying notes are an integral part of these financial statements.

                            Investec Ernst & Company

                  Statement of Changes in Stockholder's Equity

                            Year ended March 31, 2000



                                       Additional                    Total
                                        Paid-in      Retained     Stockholder's
                                        Capital      Earnings        Equity
                                      ------------------------------------------
Balances at March 27, 1999            $63,910,275    $1,817,104    $65,727,379
Additional capital contributed by
 Investec Group                        10,000,000                   10,000,000
Net Income                                           16,831,823     16,831,823
                                      ------------------------------------------
Balances at March 31, 2000            $73,910,275   $18,658,927    $92,559,202
                                      ==========================================

The accompanying notes are an integral part of these financial statements.

                            Investec Ernst & Company

                             Statement of Cash Flow

                            Year ended March 31, 2000

Cash flows from operating activities
Net income                                                      $   16,831,823
Adjustments to reconcile net income to net cash used in
operating activities:
      Depreciation and amortization                                  3,920,761
      Loss on disposal of fixed assets                                 394,955
      Deferred taxes                                                   464,000
      (Increase) decrease in operating assets:
         Cash and securities segregated under Federal and
           other regulations                                        25,309,980
         Receivables from brokers, dealers and clearing
           organizations                                         (632,929,959)
         Receivables from customers                              (483,070,081)
         Securities owned, at market value                             996,488
         Other assets                                              (8,995,298)
Increase (decrease) in operating liabilities:
          Payables to brokers, dealers and clearing
            organizations                                          659,821,023
          Payables to customers                                    282,781,540
          Securities sold, not yet purchased                         3,008,718
          Accrued expenses and other liabilities                     8,971,592
                                                                ----------------
Net cash used in operating activities                            (122,494,458)
                                                                ----------------

Cash flows from investing activities
Purchase of broker-dealer assets                                   (5,000,000)
Purchase of furniture, equipment and leasehold improvements        (2,852,578)
                                                                ----------------
Net cash used in investing activities                              (7,852,578)
                                                                ----------------

Cash flows from financing activities
Short-term bank loans, net                                          93,547,710
Short-term borrowings, net                                           7,541,624
Proceeds from subordinated loan                                     20,000,000
Additional capital contributed by Investec Group                    10,000,000
                                                                ----------------
Net cash provided by financing activities                          131,089,334
                                                                ----------------

Increase in cash and cash equivalents                                  742,298
Cash and cash equivalents at March 27, 1999                            922,776
                                                                ----------------
Cash and cash equivalents at March 31, 2000                      $   1,665,074
                                                                ================

Supplementary disclosure of cash flow information:
Cash paid for:
      Interest                                                   $  32,312,708
                                                                ================
      Income taxes                                               $  14,835,100
                                                                ================

The accompanying notes are an integral part of these financial statements.

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. Description of Business: Investec Ernst & Company (the "Company") is an indirect wholly-owned subsidiary of Investec Group limited ("Investec Group"), a publicly owned South African investment banking group with total assets exceeding $25 billion.

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, American Stock Exchange, National Association of Securities Dealers, Chicago Board of Options Exchange, Chicago Stock Exchange and other regional exchanges. Its business includes providing securities clearance services; securities and options brokerage for domestic and international institutional and retail customers; market-making and trading in NASDAQ and over-the-counter securities; listed equity, options and corporate bond execution services; and securities lending activities.

In October 1999, the Company acquired the assets of a U.S. registered broker-dealer in a transaction accounted for as a purchase. The terms of the agreement provided for an initial payment of approximately $5,000,000, and additional deferred installment payments totaling up to $2.5 million, but not less than $1.5 million, over the next two years, of which $2.0 million has been recorded.

2. Summary of Significant Accounting Policies: The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Customer and proprietary securities transactions, including listed options, are recorded on a settlement date basis. These transactions generally settle on the third business day following the transaction date of securities and the next business day for options. Recording proprietary securities and options transactions on the statement of financial condition on a trade date basis would not result in a material difference.

Securities owned and securities sold, not yet purchased are for trading purposes and reported in the statement of financial condition at market value. Unrealized changes in market value are recognized in firm trading revenues in the period in which the change occurs.

Assets and liabilities denominated in foreign currency are converted to U.S. dollars based on exchange rates at the statement of financial condition date.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets which range from 3 to 10 years. Leasehold improvement are amortized over the lesser of the economic life of the improvement or the term of the lease.

Goodwill is amortized using the straight-line method over periods ranging from 10 to 20 years. The Company evaluates goodwill for any potential impairment, of which none has been identified.

Short-term borrowings represent amounts outstanding under bank credit agreements which provide for unsecured borrowings for general corporate purposes.

Deferred income tax assets and liabilities arise from "temporary differences" between the tax basis of an asset or liability and its reported amount in the statement of financial condition. Deferred tax balances are determined by applying the enacted tax rate to future periods for differences between the statement of financial condition carrying amount and the tax basis of existing assets and liabilities.

The Company considers certain highly liquid investments with initial maturities of three months or less to be cash equivalents.

The carrying amounts of the Company's cash and cash equivalents, short-term borrowings, short-term bank loans, accrued expenses and other liabilities, and receivables from and payables to customers, brokers, dealers, and clearing organizations approximate their fair market values due to their short-term nature. The carrying amounts of subordinated liabilities approximate fair value since the interest rates on such instruments are comparable to current borrowings rates for similar instruments.

3.    Receivables from and Payables to Brokers, Dealers and Clearing
Organizations: The Company had receivables from and payables to brokers, dealers and clearing organizations relating to the following at March 31, 2000:


  Receivables:
      Securities failed to deliver.........   $    151,667,793
      Securities borrowed..................        771,393,964
      Clearing organizations...............         15,394,778
      Other................................         34,675,549
                                              ----------------
                                              $    973,132,084
                                              ================

  Payables:

  Securities failed to receive.............   $     88,765,902
  Securities loaned........................        891,120,140
  Clearing organizations...................          5,348,343
  Other....................................          4,618,269
                                              ----------------
                                              $    989,852,654
                                              ================

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received subsequent to settlement date. Securities borrowed and loaned represent deposits made to or received from other broker-dealers in connection with the Company's stock lending and borrowing activities.

With respect to securities borrowed and loaned, the Company extends or receives collateral in an amount generally in excess of the market value of securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

4. Receivables from and Payables to Customers: Receivables from and payables to customers represent amounts due on cash and margin transactions. Included in these amounts are receivables from and payables to correspondent brokers, primarily relating to their trading and commission activity, which aggregated approximately $6,798,000 and $15,237,000, respectively, at March 31, 2000. Securities owned by customers and correspondents are held as collateral for those receivables. Such collateral is not reflected in the accompanying statement of financial condition.

5. Securities owned and Securities Sold, Not Yet Purchased: At March 31, 2000, securities owned and securities sold not yet purchased, consist of the following, at market value:


                                                                     Sold,
                                                 Owned         Not Yet Purchased
                                                 -----         -----------------
U.S. Government obligations.........        $  2,017,260       $         -
State and municipal government                 5,692,093              24,619
obligations.........................
Corporate obligations...............           1,056,540             306,745
Stocks and warrants.................           3,728,093           3,355,221
                                            ------------       -----------------
                                            $ 12,493,986       $   3,686,585
                                            ============       =================

U.S. Government obligations include securities pledged as deposits to clearing organizations of $1,801,000 at March 31, 2000.

6. Bank Loans: Short-term bank loans are payable on demand, collateralized by marketable securities and bear interest at a fluctuating rate. At March 31, 2000, these loans were collateralized by customer securities of $89,922,000, correspondents' securities of $14,041,000 and proprietary securities of $6,726,000. The weighted average interest rate on these loans at March 31, 2000 was 6.90%.

7. Subordinated Liabilities: Subordinated liabilities consist of the following at March 31, 2000.



10% Subordinated Convertible Debenture .....   $  4,784,177
Subordinated loans from Investec Group: ....
     Due December 31, 2000 .................     20,000,000
     Due August 31, 2001 ...................     20,000,000
Contributed exchange membership ............      2,000,000
                                               -------------
                                               $ 46,784,177
                                               =============


The subordinated loans from Investec Group have annual renewal provisions and bear interest at variable rates which were 9.00% at March 31, 2000.

The 10% Subordinated Convertible Debenture is held by Investec Group and is convertible into common shares at the option of the holder. Interest is payable quarterly until maturity on November 1, 2003. Beginning in November 2000, the Company has the right to redeem the debenture, in whole or in part at a redemption price of 101% of the principal amount. There is no prepayment premium required after November 1, 2001.

All subordinated liabilities are subordinated to the claims of general creditors and, other than the contributed exchange membership, qualify for inclusion in net capital under Rule 15c3-1 of the Securities Exchange Act of 1934 (see Note
11). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The subordinated exchange membership has been contributed by an officer of the Company.

8. Income Taxes: Aggregate deferred tax assets and liabilities amounted to $326,000 and $88,000, respectively, at March 31, 2000. The appropriate tax effect of each type of temporary difference that gives rise to deferred tax assets and liabilities at March 31, 2000 are as follows:


      Securities valuation................    $(44,000)
      Accrued liabilities.................     226,000
      Other, net..........................      56,000
                                             ----------
      Total net deferred tax assets.......   $ 238,000
                                             ==========

9. Commitments and Contingencies: The Company is a defendant in lawsuits and other actions incidental to its securities business. Management of the Company, after consultation with outside legal counsel, believes that the ultimate resolution of these matters will not have a material adverse effect on its financial condition.

The Company leases its office space under noncancelable operating leases expiring at various dates through 2010. The minimum annual aggregate rentals (excluding expense escalation clauses) for offices and equipment for the years ended March 31, are as follows:

      2001................................    $  3,278,000
      2001................................       2,200,000
      2003................................       2,119,000
      2004................................       1,874,000
      2005................................       1,712,000
      2006 and thereafter.................       9,537,000
                                              -------------
      Total...............................    $ 20,720,000
                                              =============


The Company has satisfied margin requirements with the Options Clearing Corporation and requirements of other clearing organizations with uncollateralized letters of credit of $54,200,000 and customer securities of $63,582,000 at March 31, 2000.

10. Employee Benefit Plans: The Company has a qualified defined contribution profit sharing plan covering substantially all of its employees. The Company's contributions to the plan, which are at the discretion of management, are determined annually but do not exceed the amount permitted under the Internal Revenue Code as a deductible expense.

11. Regulatory Requirements: As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which specifies uniform minimum net capital requirements for its registrants.

The Company has elected the "alternative net capital requirement" under paragraph (f) of this rule, which states that the broker-dealer must maintain net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debt items in accordance with the formula for determination of reserve requirements for brokers and dealers (Rule 15c3-3) At March 31, 2000, the Company had net capital of $55,150,000 which exceeded minimum capital requirements by $36,718,000.

The Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed in order for correspondence firms to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At March 31, 2000, the Company had no reserve requirement in relation to the PAIB calculation.

12. Transactions with Related Parties: Included in receivable from and payable to customers is approximately $960,000 and $27,416,000, respectively, at March 31, 2000, which were related to affiliate transactions.

13. Financial Instruments With Off-Balance Sheet Risk and Concentration of Credit Risk: In the normal course of business, the Company's securities activities involve the executing, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company records customer securities transactions on a settlement date basis. Related commission income and expenses are recorded on a trade date basis. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at a future date and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Inventory positions are monitored on a daily basis to minimize the risk of loss.

Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client for the purchase of securities using the securities, purchased and/or other securities in the client's account as collateral for amounts loaned. Receivables from customers are substantially collateralized by customer securities. Amounts loaned are limited by margin regulations of various U.S. regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

The Company's financing and securities lending activities require the Company to pledge securities as collateral for various financing sources such as bank loans and securities loaned. The Company monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when appropriate. In the event the counterparty is unable to meet its contractual obligation to return the securities, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

The Company periodically purchases securities under agreements to resell. Collateral for the securities purchased under agreements to resell is maintained at a custodian bank. The Company monitors the market value of the assets acquired consisting of U.S. Government securities to ensure their adequacy as compared to the amount at which the securities will be resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral.